June 19, 2006

Ms. Ibolya Ignat
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Loews Corporation (the “Company”)
Comment Letter dated April 21, 2006 (the “Comment Letter”)
Form 10-K for fiscal year ended December 31, 2005
Filed on March 10, 2006
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION - 202-772-9217

Dear Ms. Ignat:

In accordance with our joint conference call with you and representatives of our subsidiary, CNA Financial Corporation (“CNA”) on June 7, this will acknowledge that the Company plans to respond to the Staff’s follow-up comments regarding the Comment Letter on or before July 7, 2006, in a manner consistent with the response to be provided by CNA.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our responses to it should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing are inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at 212-521-2932, or via fax at 212-521-2997.

Very truly yours,

By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President, Secretary
and General Counsel